Exhibit 99.3

Definitive Announcement Call Transcript for May 17, 2020, 9:00 AM ET Page 1 of 11

PRESENTATION

Operator

Welcome to the PropTech II business combination announcement call. I'd now like to turn the call over to Cody Slach of Gateway IR.

Cody Slach – Gateway Investor Relations – External Director of IR

Slide 7

Thank you. Joining us today are PropTech Investment Corp. II's Chairman, Co-CEO & President Tom Hennessy, PropTech II’s Co-CEO and CFO Joe Beck, Appreciate CEO Chris Laurence, and Kevin Ortner, Appreciate’s President.

On today’s webcast, PropTech II has made a slide presentation available for download. The presentation, as well as the Form 8-K containing the merger agreement, can be found at the website of the U.S. Securities and Exchange Commission at www.sec.gov. The presentation is also available for download on PropTech II’s website at www.proptechinvestmentcorp.com as well as on Appreciate’s website at appreciate.rent. Today’s call has been prerecorded and will not include a Q&A session.

Before we begin, let me remind you that some information provided during this webcast may include forward-looking statements that are based on estimates and assumptions that, while considered reasonable by Appreciate and PropTech II, are subject to risks, uncertainties, contingencies and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of such statements reference the Company’s financial projections, which have not been audited or reviewed by Appreciate’s auditors, are subject to a wide variety of significant business, economic and competitive risks and uncertainties, and should not be relied upon as being necessarily indicative of future results. Nothing in this webcast should be regarded as a representation by any person that the forward-looking statements will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. We encourage you to carefully review the disclaimers in the slide presentation.

Forward-looking statements made on this call are as of May 17, 2022, and we undertake no duty to update them as actual events unfold. Today's remarks also include certain non-GAAP financial measures including Adjusted EBITDA. You can find a reconciliation of such measures in the table included in the slide presentation.

Definitive Announcement Call Transcript for May 17, 2020, 9:00 AM ET Page 2 of 11

I would like to remind everyone that this webcast will be available for replay through May 17, starting at 12:00 pm ET this afternoon. The webcast replay is available via the link provided in today’s press release, as well as on the company’s website at www.proptechinvestmentcorp.com.

Now, I would like to turn the call over to the Chairman of PropTech Investment Corp. II, Tom Hennessy. Tom?

Tom Hennessy – Hennessy Capital – Chairman, Co-CEO & President

Thank you, Cody, and good morning everyone.

It’s great to be here with you today. We are pleased to present the proposed business combination of PropTech Investment Corporation II and Appreciate.

Slide 8

Moving to slide 8, before I turn it over to Chris and Kevin, I’d like to take a few minutes to share the history of our proposed partnership with Appreciate, the holding company of Renters Warehouse. Our SPAC, PropTech II, IPOed in December 2020 and at that time, we promised our investors that we’d bring them a category winner that provides technological innovation to the real estate industry. We are delivering on that promise and believe we have found that company in Appreciate.

Residential technology has been one of our core investment-themes since we launched our series of PropTech SPACs back in 2019. We were a first mover and on the frontier of single-family ownership technology when we brought Porch Group public in 2020. And again, with Appreciate, we are a first mover and on the frontier, this time, with single-family rental or SFR technology. We have spent a considerable amount of time studying SFR because home ownership is becoming increasingly unaffordable. Home prices keep going up, interest rates are going higher and incomes are not keeping pace. Because of the housing affordability issues, demand for single-family rentals has grown tremendously. Institutional investors are recognizing this opportunity and have made equity commitments to SFR aggregating over $50 billion, which is up from less than $1 billion of equity commitments 2 years ago. We believe the US housing industry is rapidly changing from fragmented non-institutionally owned to scaled institutionally owned SFR, but investor owned SFR only equates to less than 2% of the overall $4 trillion dollar US single family rental market. We believe the SFR growth opportunity is massive.

Slide 9

Appreciate is a marketplace and managed services platform for SFR. We believe that Appreciate will be the category winner in this SFR whitespace and Appreciate is already attacking the massive and fragmented $145 billion total addressable market. Appreciate’s asset-light, purpose-built technology marketplace facilitates frictionless and efficient investment into SFR from both retail and institutional investors. We know this because we have evaluated a significant number of companies and technologies within the SFR space and we selected Appreciate because it meets our investment criteria. The Company has an accomplished leadership team, led by Chris and Kevin, with deep SFR industry expertise, a proven revenue model that has delivered meaningful financial historical results and highly scalable unit economics with a LTV/CAC of 13.6x.

Appreciate has multiple levers to drive growth and most importantly, compelling fundamentals. Roughly 50% historical gross margins and already EBITDA-breakeven for the past two years with a conservative EBITDA ramp in 2022 and 2023. We believe that Appreciate has attractive fundamentals at a compelling valuation.

Definitive Announcement Call Transcript for May 17, 2020, 9:00 AM ET Page 3 of 11

Slide 10

The transaction is expected to close in Q3 of 2022 and post-closing Appreciate will be listed on NASDAQ under the Appreciate name. The business combination implies a pro forma combined enterprise value of $416 million, which equates to a 3.7x multiple on 2023 estimated revenue. We believe that's an attractive entry basis.

On capital structure, we are structuring the deal to ensure certainty. There is no minimum cash condition and a waterfall of cash uses depending on the PropTech II trust redemptions with most of the first dollars going to Appreciate to fund the business plan. In addition, we have secured a $100 million committed equity facility, which will support Appreciate post closing.

Slide 11

As you can hear, we’re thrilled to partner with Appreciate and with that, I’ll turn it over to Chris and Kevin to share more about their great company.

Chris?

Chris Laurence – CEO – Appreciate

Thank you, Tom, and good morning, everyone.I'm Chris Laurence, CEO of Appreciate.

I’ll give you my quick background. I started my career in M&A at Morgan Stanley, and then I went on to become a private equity general partner at Brentwood Associates. After ten years in PE, I joined the management team of a deal I was leading, and ever since then I’ve been on the operating side, in CFO, COO and CEO roles at both private and publicly reporting companies. The first of those roles was a $500 million revenue global sourcing company owned by Brentwood – I moved to Asia for a dozen years for that, and eventually was promoted to CEO.

When I came back to the US, I was interim CFO of a $2 billion publicly reporting retailer controlled by Ares. Then, I led all operations, finance, and IT as COO of a 4,000-person customer acquisition business serving Fortune 100 companies like Amazon and AT&T. Like Appreciate, that was a services business also using Salesforce and there are a lot of parallels between the two.

Kevin?

Kevin Ortner – President – Appreciate

Thanks, Chris, and good morning, everyone. I’m Kevin Ortner President of Appreciate, and I’ve been with the operating company at Renters Warehouse almost since its start. I joined the business back when we were a local 3rd party property management company in Minneapolis. I later became the largest franchisee of the business and joined full-time to run the overall company.

Since then, I’ve been leading our strategic shift: away from a franchise model to a corporate-owned model and expanding our offering to include Institutional services as well as our Marketplace. We’re excited to share all of this with you here today.

On a personal note, I’ve been investing in real estate for nearly two decades and have a huge passion for this industry. I think we can affect Americans’ lives in a great way – whether it’s the home they are living in, or the investments they are making to create that long term wealth and financial freedom for their families. And that’s just what we are doing as we grow this business to create that positive impact and transform the SFR investor experience.

Definitive Announcement Call Transcript for May 17, 2020, 9:00 AM ET Page 4 of 11

Chris Laurence – CEO – Appreciate

Slide 12

I’ve been here at Appreciate for a little more than a year. When I looked at the opportunity to join the company, I did a lot of research on the single-family rental space. I saw that SFR was a massive segment with over 15 million homes, with strong underlying macros that were driving consistent growth. But despite that, it still remains a wide-open field that is incredibly fragmented. That is mostly due to a lot of problems that we help our clients solve. There are a lot of reasons this asset class has remained less accessible to investors, from fractured state and local market regulations to a lack of reliable data, to technology solutions that just haven’t kept up.

All of this just got me more excited about the space. I knew that a technology-first platform with a national footprint would claim an outsized share of the growth, in both the Marketplace and Management segments of our business.

Slide 13

If you look at the industry data, it shows we have a giant market opportunity. In the Marketplace segment, $95 billion is annual brokerage commissions for single family homes. Just over 20% of this, or $20 billion, represents investor sales. We believe that is immediately addressable with our Marketplace.

In Management, there is a $50 billion market for managing residential rental properties. Roughly 1/3rd of this or $17 billion represents SFR fees and is an immediately addressable market. And this probably won’t be the last time you hear us say this: nobody has more than a 1% share.

Slide 14

As an end-to-end platform, Appreciate brings together both of these segments of the market. We help clients buy, lease, manage, and sell SFR, all in one place. Traditionally, the two halves of the market have been independent. On the Marketplace side, most transactions are still handled by generalist Realtors – think RE/Max or Coldwell Banker – who aren’t experts at real estate investing.

And on the Management side, the industry is dominated by small, local, mom-and-pop businesses who aren’t keeping up with technology. Appreciate addressed this gap by building the first true end-to-end offering, from buying to owning to selling.

There’s a strong network effect that comes from having this end-to-end platform: buyers on the Marketplace become owners on the Management side, and owners are able to sell their properties through the Marketplace.

And what you’ll see in the numbers when we get to CAC and LTV, is that because we have the Marketplace revenue stream plus the Management revenue stream, we believe we have a much higher lifetime value than competitors who mainly play only on one side or the other.

With this I hand over to Kevin.

Definitive Announcement Call Transcript for May 17, 2020, 9:00 AM ET Page 5 of 11

Kevin Ortner – President – Appreciate

Slide 15

The business we are talking about today has been purpose-built for the opportunity in front of us in the SFR industry. We got our start in 2007 as a local property management firm. We later expanded through franchising – after our first round of investment from our private equity sponsor, we intentionally shifted course to capitalize on the growing institutionalization of the asset class.

Institutional buyers who initially came in for opportunistic reasons after the 2008 housing crash, were here to stay. However, their service expectations could be better met by the consistency of company-owned operations. That realization led us to stop issuing franchises in 2016, (which is the top middle of this slide) and switch to a focus on company-owned markets.

That growing institutional demand - along with our vision to make buying, selling and owning single family rental properties as easy as more traditional investments - led us to acquire our Marketplace platform called at the time OwnAmerica.

So, while this business has been several years in the making, this is our public debut and we’re excited to be rebranding this end-to-end solution and making that debut as Appreciate.

Slide 16

Chris and I have already introduced ourselves, but I'll tell you a little bit about the rest of the team. It’s got deep industry experience and I’m really excited about the group that we’ve assembled over the past couple of years.

I’ll start with Nolan, who is our CFO and has been with the business for 4 years. Prior to Appreciate he was Treasurer at Silver Bay – which was the first publicly traded SFR REIT. You’ll notice he’s not the only person who’s joined us from Silver Bay.

Todd Jable is our CTO, has been with the business for 3 years. Prior to joining Todd was the CTO and oversaw technology development for two institutional SFR funds - Silver Bay and FirstKey Homes.

Sally is the newest addition to the team. She joined as our Human Resources VP last year. Previously she was at FirstService Residential, which is a large HOA management firm.

Finally, Jessica Kopischke, head of compliance. She also spent time at SilverBay and has experience in the multifamily residential sector as well.

Slide 17

The company today is in over 40 markets across the country. 25 of these are company-owned, and the remainder are franchise markets. We have about 250 team members, most of those sitting across those 25 markets, giving us very important local presence and expertise. We manage about 15,000 homes on the platform across 12,000 investors, so we have a very diversified revenue base with our largest client accounting for only about 11% of total revenue. In addition, we have a high return on customer acquisition spend with an LTV/CAC of over 13 times. We’ve been growing the Marketplace side of our business at triple-digit growth rates, and we expect to reach $45MM in revenue this year and $113 million in 2023.

Definitive Announcement Call Transcript for May 17, 2020, 9:00 AM ET Page 6 of 11

Chris Laurence – CEO – Appreciate

Slide 18

Let’s talk about how we make that revenue. On the Marketplace side, which is over 40% of our business this year and expected to be 50% next year, we’re paid by transaction fees. For buying and selling SFR, we are paid with half of the real estate commission. That happens in what we’re calling Month 1. Especially for our Institutional clients, we have a growing business renovating the homes we’ve helped them buy. We charge a renovation fee for managing this process. That typically happens in Month 2. Once the home is purchased, renovated, and ready for rent, we shift to management, where we are paid via a combination of re-occurring and recurring fees. Typically, the first thing we do is find a resident for the property, in Month 3 here. Our fee is based on the level of rent and the duration of the lease. Once we have the resident in the property, we collect ongoing recurring monthly management fees. This is a base monthly fee, plus other fees like application, renewal, eviction, late fees, and similar fees.

Kevin Ortner – President – Appreciate

Slide 19

We have two different types of clients: institutional and retail. Chris mentioned the more recent and growing Institutional demand earlier, but more specifically, they are clients like Man Group, Pagaya, and Evergreen. They are attracted to our business because of our ability to serve them across multiple markets, our tech platform, and our end-to-end accountability.

On the other end of the spectrum, we have what we call retail clients. And while these investors might have just one property or maybe they’ve built a small portfolio of homes – they own nearly 90% of the entire SFR housing stock across the country. So, this retail segment can’t be ignored, and we’ve created a competitive advantage for ourselves by taking our institutional-quality tools and technology and deploying it to our retail investors.

Slide 20

Speaking of that competitive advantage, our clients, large and small, are attracted to us and ultimately stay with us because we deliver real value and superior customer satisfaction. It starts with the Marketplace which allows investors to buy or sell properties with tenants in place and when they do, they can achieve up to 17% higher first year revenue.

Our local, on the ground experts combined with our technology allows for accurate rental price underwriting and our ability to actually overachieve this important factor. In 2021, average actual rents were 103% of underwritten rent. So, while accurate – we're on the proper side of this rent number.

On the Management side of things, our platform makes it easier to rent – with over 65,000 scheduled showings in 2021, $145 million of payments processed and an average lease term of 18 months all leads to a stat we’re very proud of, which is a Net Promoter Score of 68.

Definitive Announcement Call Transcript for May 17, 2020, 9:00 AM ET Page 7 of 11

Chris Laurence – CEO – Appreciate

Slide 21

Now, let’s get into our technology. We made an important decision a few years ago, to break free of the limitations in the systems most property managers use.

Slide 22

They had critical limitations that would have held back our ability to scale and meet our customer needs. Instead, we developed a proprietary tech stack, integrated with the Salesforce platform, which provides an end-to-end solution across our Marketplace and Management segments. It has solutions designed for all of our stakeholders: for investors, but also for Residents and Vendors. All three groups now enjoy an experience that is really far removed from the typical mom and pop property manager experience of cell phone/email/text back and forth. Most of our interaction is now through mobile apps and portals, where we do everything from logging and scheduling repairs and maintenance, to billing and collecting rent. And at the same time that we are providing a better experience, we’re doing it with more automation, at a lower cost, all the while generating data to continuously improve operations. So, while it was a lot of work to make the transition to this proprietary tech stack, the decision was clearly the right one, and we’re now set up to benefit from it.

Kevin Ortner – President – Appreciate

It was definitely the right decision. Several years ago, while we proved we can acquire customers, we also proved that we didn’t have the right systems in place to handle the growth. Our customer experience and scalability suffered. We took a pause to design and develop the right platform and we are excited to be expanding on that and grow the business on what is a really solid foundation.

We have tech for Investors, for Residents, and finally for Vendors.

Slide 23

For investors we have both a Marketplace or acquisitions portal, and a management portal. Investors can review property underwriting, approve offers and view pipeline properties. Once a property is owned, an investor will be able to receive notifications, view real time property insights, KPIs, and view property documents through the portal.

Slide 24

Next, we have a Resident portal and app. This is how Residents connect with us through the platform. On their portal, Residents can make maintenance requests, view account balances and pay rent, chat live with a customer service rep, and access their lease and other documents.

Slide 25

For repair and maintenance needs for properties, we use a network of vetted, outsourced 3rd party vendors. Those vendors leverage our vendor portal for job assignments, request management, communications and approvals, proof of work completion and direct invoicing – all in the portal.

Chris Laurence – CEO – Appreciate

Slide 26

Moving to our Growth Strategy.

Definitive Announcement Call Transcript for May 17, 2020, 9:00 AM ET Page 8 of 11

Slide 27

With the platform we’ve built, we believe we now have the foundation to scale aggressively.

Across the three categories that you see here–core growth, M&A, and new products and services, we think we could have approximately 10 x revenue upside from where we are today.

Core Growth includes marketing-driven Retail customer acquisition, momentum-driven Institutional expansion, and new market entry. We think we can add $200 million of revenue over the next several years through these initiatives if successful.

M&A includes rolling up Mom & Pop managers, rolling up our remaining franchises, and building out our capabilities and offerings through acquisition. We think we can add at least an additional $100 million through M&A, if successful.

We believe we also have some highly accretive expansion available to us in new products and services. This includes payments, referral opportunities including mortgage, insurance and home warranty, and a host of other investor and resident services.

We’ll go through these individually, starting with the first and largest, core organic growth.

Slide 28

On the Retail side of our business, core growth equals marketing to an incredible degree. Over the last five years, the R2 correlation between our marketing spend and our new properties added is 95%. The precedent shows, when we invest in customer acquisition, we drive growth.

For every $1 million invested, we generate approximately 167 Marketplace transactions, and 444 new properties managed. This can yield more than $3 million in new revenue, and a lot of that continues beyond year one as recurring and reoccurring revenue. This growth doesn’t require any new technology or any new strategy – it’s just a continuation of what we’re already doing today. There is just more investment in marketing, and more growth as a result.

We’re going to walk through some additional growth levers, but this one is the only one included in the financial projections we’ll get to in a minute. We have about $3 million of marketing this year, and $15 million next year, to hit our ’22 and 23 numbers.

If I had to point to one thing as to why I joined this business, this is it. I know that when we invest in customer acquisition, we create revenue.

Kevin Ortner – President – Appreciate

Slide 29

The #1 request I get from our Institutional clients is to enter more markets. And the easiest way to grow our Marketplace business with any given Institutional client is to open more markets for buying. Before we had the marketplace, this used to be much harder to justify. Greenfield expansion used to take us up to 24 months to break even from an EBITDA perspective, since all we had was the Management business and associated revenue streams. Now, with a commitment for acquisitions on the Marketplace, we can generally project to have a market open in 60 days and be profitable month one. For example, in March, we opened the Memphis market together with our clients from Evergreen adding homes for management and Pagaya committing to start up acquisitions there.

However, we do see our company entering into all of the remaining major markets where we should be inside the next several years. This is absolutely something that we can do greenfield, but in addition, there are 80,000 smaller mom and pop property management firms across the country that are great targets for M&A.

Definitive Announcement Call Transcript for May 17, 2020, 9:00 AM ET Page 9 of 11

Chris Laurence – CEO – Appreciate

Slide 30

Now moving on to our next growth opportunity—M&A.

If we’re successful, we think we can create revenue growth of $100 million – or more – through a very straightforward acquisition program. We have an end-to-end strategy, and what’s great about that when it comes to M&A, is that our smaller targets don’t. Mom-and-pop businesses are only Retail, and only Management. They don’t have the geographic spread or the sophistication to do Institutional, and they don’t have a Marketplace. For us, the Retail only, Management only part of the business averages approximately $3,000 in annual revenue per property, $3 million for the 1,000-door illustrative acquisition you see here. When we bring our end-to-end model to an acquisition, adding Institutional, and adding Marketplace, we think we can grow that by 75% to over $5 million.

Our economics are significantly better than the operators we’re taking over from, and this is really favorable for M&A.

Slide 31

The next growth bucket is new products and services.

First is DIY, or do-it-yourself, and while this could be a new service, but it’s also something we could launch through acquisition. To give some background, a full 70% of SFR properties are owned by Mom-and-Pop investors who have chosen not to use a full-service property manager like Appreciate. However, most are at least using software that facilitates things like rent billing and payment. We can approach these DIY investors with a less expensive and more automated service offering than our full-service package. And, we’d have a lot of synergies that would give us a competitive advantage: we’d have really efficient customer acquisition since we could approach leads for either full-service or DIY segments. We could upsell or “save” customers by shifting between the two offerings. And most importantly, even if they were paying less per month, DIY customers would be just as attractive economically as a Marketplace buyer or seller.

Kevin Ortner – President – Appreciate

The second product and service opportunity is Asset Management. Many of the new institutional entrants into our space hope to operate very lean and focus on what they do best, which is raising and deploying capital. And while our Management platform and services really stop at the property level today, there is an opportunity for us to expand our efforts into true portfolio asset management and charge an additional fee for this.

The third opportunity is Referral & Data Monetization. Services surrounding the home are an incredible opportunity that we really haven’t yet capitalized on yet. We believe we have a captive audience for products such as mortgage, home warranty and insurance – both for investors and residents. And in addition to this, we know when people are moving – so the ability to not only add value to current and incoming residents but also create new revenue streams around security deposit alternatives, TV and internet connection partners and other move services is really compelling.

Slide 32

As a reminder, other than the marketing-driven growth Chris talked about, none of these growth levers has been included in our go-forward financials.

Slide 33

As you’ve heard us mention, we have a diversified revenue model, meaning we’re not just a Marketplace selling homes and doing the one and done transaction, and we’re not just managing homes. What you are looking at here is essentially a timeline from left to right from when we help an investor buy a property, through its ongoing management. From the beginning, the property acquisition, we’re collecting a sales commission on the home which averages about $7,800. We are then doing renovation services on that property and ultimately getting it ready for lease, we collect a renovation fee which averaged over $1,400 in 2021. Placing a new resident in the property and collecting a Resident placement fee is averaging about $2,200. And then ultimately going into month four and beyond, we’re creating that recurring revenue which averages $149/month between the management fees and other fee stream income that comes along with it. All this together means potential customer revenue exceeds about $18,000 over the lifetime of a customer.

Definitive Announcement Call Transcript for May 17, 2020, 9:00 AM ET Page 10 of 11

Chris Laurence – CEO – Appreciate

Slide 34

Now to detail how that revenue stream translates to our customer LTV. We’re focusing on retail here since that’s where our customer acquisition spend is directed. We’re also shifting from revenue to gross profit for measuring LTV. Our average retail property stays with us 40 months. Based on the economics, between placement and management fees, our LTV on the Management side for that tenure is about $4,100. When the customer buys or sells property through the Marketplace that brings in on average another $4,100, for a total estimated LTV of $8,200. Our fully-loaded marketing cost for acquiring customers in 2021 was just a bit over $600. That’s an LTV to CAC of over 13 times. The timing of this LTV is very attractive, since our Marketplace and placement fees tend to come right at the start of a property’s life. Approximately 65% of our revenues are front loaded. And, while this LTV to CAC is great, what’s even better is when new customers are FREE. That’s what we are increasingly seeing as Marketplace customers turn into Management customers without additional marketing. About 1/3 of 2023 new properties are expected to come through this route, with zero additional CAC.

Slide 35

Now on to our financial results and projections. The projected acceleration of our revenue in ’22 and ’23 is primarily based on two things: First, we’re acquiring value customers with proceeds from this financing. As we talked about, there is a very tight linkage between spend and properties added. Next year, we’re acquiring about 8,000 retail property management customers, versus just over 1,000 last year. Second, we’re expecting to continue the momentum in our Marketplace. We doubled that business in ‘21, and with accelerating momentum, we hope to triple it this year. This revenue leads to strong growth in profits.

The main factor behind our expected gross margin expansion is a mix shift to the higher-margin Marketplace segment. Growth in EBITDA (and margins) comes partly from this gross margin expansion, but also from scale economies as we put more through our platform. We expect EBITDA grows to $4 million this year, and $23 million in 2023.

Slide 36

Here you’re seeing a couple of our key performance indicators, broken out into Retail and Institutional.

In the Marketplace, the fastest growth continues to be in the green bars, the Institutional segment.

On the navy bars, the Retail side, we have done essentially zero marketing, and the growth comes from new customer acquisition spending.

On the bottom half of the page, we’re looking at properties under management.

The biggest growth here is in Retail, again from restarting our customer acquisition spending.

Institutional is also growing, since most of those Marketplace transactions on the top half of the page turn into Management properties on the bottom.

With that, I’ll pass it over to Joe to speak to the Transaction Overview.

Joe Beck – Hennessy Capital –Co-CEO & CFO

Slide 37

Thanks, Chris. Good morning, everyone.

Slide 38

When we evaluated public comps, it became clear to us that Appreciate’s complementary marketplace and management business segments, which each comprise roughly half of 2023’s revenues, should each be valued in a sum of the parts. The first component is the marketplace and we further separated these comps into real estate rental marketplaces and online marketplaces. Regarding the real estate rental marketplaces, these businesses, like Appreciate, are residential rental platforms, they are highly scalable with demonstrable network effects, and they generate revenue through transaction fees. Regarding the online marketplaces, these businesses, like Appreciate, have advanced software platforms powering their marketplace activities, they have exposure to both institutional and retail investors, and have fee-based transaction revenue models.

And lastly, regarding property management, these businesses, like Appreciate, enable more efficient technology and automation for industries that have historically lacked that.

Definitive Announcement Call Transcript for May 17, 2020, 9:00 AM ET Page 11 of 11

Slide 39

As shown here, we believe Appreciate stacks up well on operational benchmarking. On revenue growth, Appreciate’s expected 2022 growth rate of 60% and 2023 growth rate of 150% is at the top end of the range across all comps. And both Appreciate’s expected gross and EBITDA margins are right in line with the comp set, and notably, we expect EBITDA will ramp to a 20% margin with $23m of EBITDA just next year.

Slide 40

We show valuation benchmarking here against the same comp sets based on the $416 million pro forma enterprise value for the transaction, which we believe is very attractive on both an absolute and a relative basis. Appreciate’s estimated 2023 revenue multiple of 3.7 reflects a 49% discount to the median valuation multiple of the combined comp set. Appreciate’s estimated 2023 gross profit multiple of 6.5 reflects a 34% discount to the median comps.

So overall, although Appreciate’s revenue will be split evenly between Marketplace and Management, we see the valuation for Appreciate as priced in line with the lower multiple management comps, with significant upside to the higher growth, higher margin marketplace comps, which as you will note trade at much higher multiples.

Slide 41

Now on to our transaction summary. On the Sources side, the transaction will be funded with a combination of rolled equity from existing Appreciate shareholders, $230M estimated cash in trust, assuming no redemptions.

On the Uses side, $158.5M of net cash will go directly to Appreciate's balance sheet. We are estimating $35M for transaction fees and expenses, the repayment of $11.6m of existing debt, the repayment of $12.0m of existing Lender-held Common Stock, and finally the repayment of $12.9m of existing Preferred Stock A-1 and A, the last of which will only get paid with the last dollars from a waterfall assuming no redemptions.

Post-closing, Appreciate will also be supported by a $100 million committed equity facility from an affiliate of Cantor Fitzgerald.

So, to wrap things up, we at PropTech are thrilled to enter into a business combination with Appreciate.

We love the predictable revenue growth, the high gross margins, and the attractive EBITDA margin profile. Single Family Rental has a massive TAM and we believe our SPAC will be an accelerant to Appreciate capitalizing on that TAM and the tailwinds that are driving it. And lastly, we believe that Chris and Kevin have the management expertise and the vision to take Appreciate to the next level as a public company and create long-term value for shareholders.

So, that wraps up our presentation. Thank you for your time.

Operator

Thank you. Ladies and gentlemen, this concludes today's conference. Thank you for participating. You may now disconnect.